UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

THE BANK OF TOKYO-MITSUBISHI, LTD.
(Translation of registrant's name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ..X... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
KOKUSAI Securities Co., Ltd.
Tokyo-Mitsubishi Securities Co., Ltd.
Tokyo-Mitsubishi Personal Securities Co., Ltd.
Issei Securities Co., Ltd.

Directors and Corporate Auditors of Mitsubishi Securities Announced

Corporate Mark and Color Also Unveiled

Tokyo, May 21, 2002 – KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd., and Issei Securities Co., Ltd. today announced that the four securities companies merging to form Mitsubishi Securities Co., Ltd. ("Mitsubishi Securities") approved at their respective board meetings the appointment of Mr. Katsuaki Watanabe as an MTFG-outside candidate director of the new company. Mr. Watanabe currently serves as Executive Vice President of Toyota Motor Corporation.

All appointments of directors and corporate auditors of Mitsubishi Securities at the time of its incorporation are subject to approval from shareholders of each institution and relevant governmental authorities.

In addition, the new company's corporate mark and color were announced.

Directors and Corporate Auditors

Directors and corporate auditors of Mitsubishi Securities at the time of its incorporation are to be as follows:

Directors

Name	Position at Mitsubishi Securities	Current position
Masamichi Yamada	Chairman	Senior Managing Director, The Bank of Tokyo-Mitsubishi, Ltd.
Nobuo Nakazawa	President	President, CEO & COO, KOKUSAI Securities Co., Ltd.
Juntaro Fujii	Deputy President	President & Chief Executive Officer, Tokyo-Mitsubishi Securities Co., Ltd.
Koichi Kane	Deputy President	Executive Vice President, KOKUSAI Securities Co., Ltd.
Kenichi Masuda	Deputy President	Executive Vice President, KOKUSAI Securities Co., Ltd.
Kazumi Saito	Managing Director	Senior Executive Officer, Tokyo-Mitsubishi Personal Securities Co., Ltd.
Naoyuki Shouji	Managing Director	Managing Director, Issei Securities Co., Ltd.
Hiroshi Watanabe	Director	Senior Managing Director, Mitsubishi Tokyo Financial Group, Inc.
Minoru Makihara	Director	Chairman, Mitsubishi Corporation
Katsuaki Watanabe	Director	Executive Vice President, Toyota Motor Corporation

Corporate Auditors

Name	Position at Mitsubishi Securities	Current position
Kenji Takahashi	Corporate Auditor (Full-time)	Statutory Auditor, KOKUSAI Securities Co., Ltd.
Iwao Nakagawa	Corporate Auditor (Full-time)	President, Tokyo-Mitsubishi Personal Securities Co., Ltd.
Tetsuo Hachiro	Corporate Auditor (Full-time)	Managing Director, Mitsubishi Trust & Banking Corporation
Setsuo Uno	Corporate Auditor	Senior Managing Director, Mitsubishi Tokyo Financial Group, Inc.
Takeo Imai	Corporate Auditor	Attorney-at-law, Miyake, Imai & Ikeda Law Offices

Corporate Mark and Color

Corporate Mark

Mitsubishi Securities will use the "Mitsubishi mark" (three-diamond) design in its logo.

Company Name Typeface

Mitsubishi Securities will adopt gothic bold typeface for the lettering of its company name. This clear and strong lettering supports an image of stability, trust, and integrity as the company assumes a central role in the securities operations of MTFG.

Corporate Color

Red has been selected as the company's base color to emphasize that Mitsubishi Securities is a member of MTFG. The dark red as the main color and the bright coral red as the secondary color symbolize trustworthiness and progressiveness.

Design Implementation (signboard)

The gradated coral red together with the main color base express the dynamism and reliability of a new securities company meeting the needs of the times.

For further information please contact:

Mitsubishi Tokyo Financial Group, Inc.
Kohei Tsushima
General Manager, Public Relations Office,
Corporate Policy Division
Tel: 03 3240 8149

The Bank of Tokyo-Mitsubishi, Ltd.
Ichiro Tago
Chief Manager, Public Relations Office
Tel: 03 3240 2950

KOKUSAI Securities Co., Ltd.
Suguru Ishizaka
General Manager, Corporate Planning Department
Tel: 03 3297 7463

Tokyo-Mitsubishi Securities Co., Ltd.
Shigeyasu Kasamatsu
General Manager, Corporate Planning Division
Tel: 03 5223 3055

Tokyo-Mitsubishi Personal Securities Co., Ltd.
Kenichi Yamana
General Manager, Corporate Planning Office
Tel: 03 3206 6640

Issei Securities Co., Ltd.
Hideaki Onishi
Group Manager, Planning and General Affairs Group
Tel: 03 3273 9111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date: May 21, 2002

By *Koji Nishimoto*

Koji Nishimoto
Chief Manager
General Affairs Office

Corporate Mark

Corporate Signature

三菱証券

Mitsubishi Securities

Company Name Typeface

Japanese 三菱証券株式会社

English **Mitsubishi Securities Co., Ltd.**

Corporate Color

Main Color

Secondary Color

Design Implementation (sign board)


三菱証券
Mitsubishi
Securities